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                              July 31, 2020

       Evan Horrowitz
       Chief Executive Officer
       Farmhouse, Inc.
       1355 Market Street, Suite 488
       San Francisco, CA 94103

                                                        Re: Farmhouse, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 6, 2020
                                                            File No. 333-238326

       Dear Mr. Horrowitz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed on July 6, 2020

       Registration Statement Cover Page, page 1

   1.                                                   Please check the box to
indicate that you are a smaller reporting company.
       Prospectus Cover Page, page 3

   2. You disclose on the cover page that the selling stockholders intend to sell their shares at prevailing market
prices or at privately negotiated prices. On page 26, however, you state that until a public
market is established for your common stock, the selling stockholders will be offering their
shares at the offering price of $0.75. Because there is currently no public market for your
shares, the selling shareholders must sell your shares at a fixed price. Please disclose
that price on the cover page and in the Plan of Distribution section.
 Evan Horrowitz
Farmhouse, Inc.
July 31, 2020
Page 2
3. Since you disclose that you have no warrants outstanding, please remove your references on the prospectus cover page to warrants and the receipt of proceeds from any cash exercise of warrants.
About this Prospectus, page 6

4. On the cover page, you state that the selling shareholders are offering for resale shares of your common stock that were initially purchased from you in private placement transactions. However, in this section you state that "the selling stockholder may, from time to time, sell up to 5,454,689 shares of our common stock that it may purchase from us from time to time at our sole discretion in the future pursuant to the Purchase
         Agreement." Please clarify how the selling shareholders received their shares, including whether the shares are currently outstanding and held by the selling shareholders. As appropriate, file the Purchase Agreement as an exhibit.
Revenues, page 10

5. You disclose in this section that you generated revenue in the fiscal years ended
         December 31, 2018 and December 31, 2019 from subscription fees related to your
         WeedClub  portal. You disclose on page 34, however, that membership in the
         WeedClub   platform is free. Please disclose the nature and amount of subscription fees
         you derived from the WeedClub   platform in all the periods covered by
the financial
         statements.
Risk Factors, page 14

6. We note the statement that "Additional risks and uncertainties not currently known to us or that we presently deem to be immaterial may also materially and adversely affect" your business. Please delete or revise this statement as your risk factor section should address current and known material risks.
Risks Relating to Use of New Technology, page 20

7. We note the references in this section to blockchain-based technology. Please revise your summary and business disclosure to discuss your plans to utilize such technology.
"Due to our connection to the cannabis industry...", page 22

8. You state in this risk factor that your common stock is quoted on the OTCQB. In other sections of the prospectus, you state that your shares are quoted on the OTC Market. It
FirstName LastNameEvan Horrowitz
       appears your stock is quoted on the OTC Pink. Please revise disclosure throughout your
Comapany    NameFarmhouse,
       prospectus               Inc.that your shares are currently quoted on
the Pink tier of the
                   to state clearly
July 31,OTC
         2020Market.
              Page 2
FirstName LastName
 Evan Horrowitz
FirstName
Farmhouse,LastNameEvan Horrowitz
            Inc.
Comapany
July       NameFarmhouse, Inc.
     31, 2020
July 31,
Page  3 2020 Page 3
FirstName LastName
Selling Stockholders, page 26

9. You disclose in this section that the selling shareholders are offering 5,478,439 shares of your common stock. On the cover page, however, you state that they are offering 5,454,689 shares. Please revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
45

10. Please revise your disclosure to discuss the components of your revenue and expenses for the financial periods presented and the reasons for the change in revenue and expenses for comparable periods. In this regard, we note the disclosure on page 10 that you derive revenue from four sources: subscription fees related to the WeedClub portal, affiliate advertising revenues, event ticket sales and sponsorships, and referral fees and revenue.
         Refer to Item 303(a)(3) of Regulation S-K. Also, disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. If it is less than 12 months, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.
Executive Compensation, page 47

11. Please disclose if Mr. Bostick earned any fees or other compensation as a result of his role as a director. Refer to Item 403(r) of Regulation S-K.
Market for Common Equity and Related Stockholder Matters, page 48

12. Please provide the market information required by Item 201(a) of Regulation S-K. Refer to Item 11(d) of Form S-1.
Incorporation of Certin Information by Reference, page 49

13. You are currently ineligible to incorporate information by reference into the Form S-1.
         Refer to General Instruction VII to Form S-1. Accordingly, please remove this section from the prospectus.
Signatures, page 56

14. Your registration statement must be signed by your principal financial officer as well as your controller or principal accounting officer. Please have your controller or principal accounting officer sign your next amendment, or indicate who is signing in that capacity.
 Evan Horrowitz
FirstName
Farmhouse,LastNameEvan Horrowitz
            Inc.
Comapany
July       NameFarmhouse, Inc.
     31, 2020
July 31,
Page  4 2020 Page 4
FirstName LastName
Consolidated Balance Sheets for Fiscal Years Ended December 31, 2019, page 61

15. We note your intangible asset balances. Please revise to disclose the following, if material.
             Present separately your intangible assets balance from your goodwill balance on the face of your balance sheet for each period presented.
             Present the gross carrying amount and accumulated amortization, both in total and by major intangible asset class, for your intangible assets balance as of each period presented. Refer to ASC 350-30-50-2.
             Provide the useful lives of each major intangible asset class used to determine to amortization expense.
             Show changes in the carrying amount of goodwill (e.g. a rollforward of the balance)
             for each period presented. Refer to ASC 350-20-50-1.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 69

16. For each revenue category, please revise to clarify and explain in greater detail your performance obligations under your agreements, including judgments made concerning the timing of satisfaction and in the allocation of the transaction price, if any. Refer to
         ASC 606-10-50-12 and 606-10-50-17. For example, for referral fees, it appears that you recognize revenue when the "referee" and "potential target" consummate a business transaction. Accordingly, please describe your contractual performance obligations when you refer your customer and what a consummated business transaction entails.
General

17. Please revise to include page numbers for all pages in your registration statement, in particular the financial statements and related notes for the periods presented. In addition, revise the enumeration on the table of contents page to identify the pages on which the information appears.
18. The prospectus does not include the information required by Items 403 and 404 of
         Regulation S-K. Please revise to provide this information. Refer to
Item 11 of Form S-1.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Evan Horrowitz
Farmhouse, Inc.
July 31, 2020
Page 5

         You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameEvan Horrowitz
                                                          Division of
Corporation Finance
Comapany NameFarmhouse, Inc.
                                                          Office of Technology
July 31, 2020 Page 5
cc:       John Heskett
FirstName LastName